Exhibit 99.2

Financial Results Overview for Three Months Ended June 30, 2008 (in US Dollars)

Revenues

For the three months ended June 30, 2008, total revenues amounted to $31.93 million, a decrease by $1.63 million, compared to $33.56 million for the same period of the prior year, representing a 4.9% decrease.

Of the total revenues of $31.93 million, the integrated contract revenue accounted for $28.88 million, a decrease by $3.49 million, compared to $32.37 million for the same period of the prior year, representing a 10.8% decrease. Such decrease has mainly resulted from a decrease of $5.34 million in railway control system contracts, offset with an increase of $1.10 million in system integration projects for subway systems and an increased of $1.08 million in industrial automation and control projects. The serious earthquake in May this year have delayed the progress of some of our projects, and during the same period last year we had generated around $8 million in revenues from high speed rail business alone, especially from the on-board control system project.

Of the $31.93 million of total revenues, $3.05 million related to product revenue, an increase of $1.85 million over the $1.20 million in product revenue for the same period of the prior year, a 154.7% increase.

Cost of revenues

For the three months ended June 30, 2008, the total cost of revenues amounted to $20.52 million, a decrease by $1.11 million compared to $21.63 million for the same period of the prior year, representing a 5.1% decrease. The decrease was due to the facts that cost of integrated contracts increased by $2.26 million, and cost of product sold increased by $1.15 million period over period.

The total cost of integrated contracts was $19.36 million for the three months ended June 30, 2008, compared to $21.62 million for the same period of the prior year, representing a decrease of $2.26 million, or a 10.4% decrease, which was in line with the decrease in integrated contract revenues.

As a percentage of integrated contract revenue, labor cost accounted for 6.2%, which increased from 3.8% for the same period of the prior year mainly due to the general increase in labor cost, cost of equipment and materials accounted for 48.4% compared to 48.6% for the same period of the prior year, other manufacturing expenses accounted for 12.4% compared to 14.4% for the same period of the prior year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from vendors) to customers for maintenance and replacement purposes. The components of self-made products and outsourced products under the cost of product sold have varied significantly in different periods. As self-made products generally contribute higher margin than purchased products, a greater portion of self-made products will result in higher margin and lower cost of products sold. Cost of products sold for the three months ended June 30, 2008 was $1.16 million.

Gross margin

As a percentage to total revenues, the overall gross margin was 35.7%, and 35.6% the three months ended June 30, 2008 and 2007, respectively. And the gross margin for integrated contracts was 33.0% for the three months ended June 30, 2008 compared to 33.2% for the same period of the prior year.

Selling expenses

For the three months ended June 30, 2008, selling expenses were $2.65 million, an increase of $0.77 million, or 40.7%, compared to $1.88 million for the same period of the prior year. As a percentage to total revenues, selling expenses was 8.3% and 5.6% for the three months ended June 30, 2008 and 2007, respectively. The increase was mainly due to higher staff compensation expenses and marketing expenditures.

General and administrative expenses

General and administrative expenses amounted to $2.10 million for the three months ended June 30, 2008, a decrease of $0.10 million compared to $2.20 million for the same period of the prior year, representing a decrease of 4.5%. The decrease in general and administrative expenses was resulted from a written back of staff welfare provision of $3.43 million during the period, offset with an increase in allowance for doubtful debts of $1.77 million and general increases in corporate overheads of $1.57 million. As a percentage to total revenues, general and administrative expenses were 6.6% and 6.6% for the three months ended June 30, 2008 and 2007, respectively.

Research and development expenses

Research and development expenses were presented at a net basis on the statement of income as $1.86 million and $2.64 million for the three months ended June 30, 2008 and 2007, respectively. Gross research and development expenses amounted to $0.97 million and $0.82 million for the three months ended June 30, 2008 and 2007, respectively. The gross research and development expenses were offset against subsidy income of $(0.88) million and $(1.82) million for the three months ended June 30, 2008 and 2007, respectively. As a percentage to total revenues, gross research and development expenses were 3.0% and 2.5% for the three months ended June 30, 2008 and 2007, respectively.

Income from operations

Income from operations decreased by $0.54 million, or 10.3%, from $5.21 million for the three months ended March 31, 2007 to $4.67 million for the three months ended June 30, 2008. As a percentage to total revenues, the operating income for the three months ended June 30, 2008 was 14.6% compared to 15.5% for the same period in the prior year.

Interest expenses, net

For the three months ended June 30, 2008, net interest expenses decreased by $5.33 million, or 93.4%, from $5.70 million for the same period of the prior year to $0.37 million, as there was interest and amortization of discount on notes payable of $5.40 million incurred for the three months ended June 30, 2007. Excluding the interests and amortization of discounts on notes payable, as a percentage to total revenues, the net interest expense for the three months ended June 30, 2008 was 1.2% compared to 0.9% for the same period of the prior year.

Subsidy income

Gross subsidy income received from the government for the three months ended June 30, 2008 amounted to $2.23 million, increased by $0.1 million as compared to $2.13 million for the three months ended March 31, 2007. Proceeds from subsidies used to offset gross research and development expenses amounted to $(0.88) million and $(1.82) million for the three months ended June 30, 2008 and 2007, respectively. The net amount of subsidy income was $3.11 million and $3.94 million for the three months ended June 30, 2008 and 2007, respectively, which was presented on the statement of income.

Income taxes expenses

For the three months ended June 30, 2008, the Company’s income tax expense was $(0.19) million, a decrease by $1.51 million as compared to $1.32 million for the same period of the prior year, mainly due to deferred tax adjustment which resulted in an income of $0.75 million during the period.

Net income and Earnings per share

For the three months ended June 30, 2008, the Company’s net income amounted to $6.31 million or $0.14 per diluted share, an increase by $5.08 million or $0.09 per diluted share as compared to $1.23 million or $0.05 per diluted share for the same period of the prior year. Such increase was primarily due to the interest and amortization of discount on notes payable of $5.40 million incurred for the three months ended June 30, 2007 and no such charges was incurred during the period.

Financial Results Overview for Fiscal Year Ended June 30, 2008 (in US Dollars)

Revenues

For the year ended June 30, 2008, total revenues amounted to $121.50 million, an increase of $19.61 million, compared to $101.89 million for the prior fiscal year, representing an increase of 19.3%.

Of the total revenues of $121.50 million, the integrated contract revenue accounted for $112.36 million, an increase by $14.98 million, compared to $97.38 million for the prior fiscal year, representing a 15.4% increase. The increase of revenue was due to a greater number of integrated contracts being performed during the 2008 fiscal year. There were 2,378 contracts being performed for the year ended June 30, 2008 compared to 2,089 contracts for the prior fiscal year, a 13.8% increase. Such increase was mainly contributed by a significant increase of $12.30 million in system integration projects for subway systems.

Of the $121.50 million of total revenues, $9.14 million related to product revenue, an increase of $4.63 million, compared to $4.51 million of product revenue for the prior year, representing a 102.9% increase. Such increase reflects an increasing demand for the Company’s equipment and parts for customers’ maintenance and replacement purposes during this fiscal year.

Cost of revenues

For the year ended June 30, 2008, the total cost of revenues amounted to $84.87 million, an increase by $18.77 million, compared to $66.10 million for the prior fiscal year, representing a 28.39% increase. The increase was due to the facts that cost of integrated contracts increased by $17.13 million, and cost of products sold increased by $1.64 million year over year.

The total cost of integrated contracts was $81.41 million for the fiscal year ended June 30, 2008, compared to $64.28 million for the prior fiscal year, representing an increase of $17.13 million, or a 26.6% increase. The increase was primarily due to the following factors: 1) an increase of $16.48 million in cost of equipment and materials, as higher cost of equipment imported for the system integration projects for subway systems; and 2) an increase of $1.14 million in labor cost, primarily due to the general increase in average labor salary and welfare costs.

As a percentage of integrated contract revenue, labor cost accounted for 5.5%, which increased from 5.1% for the prior year, cost of equipment and materials accounted for 53.6% compared to 44.9% for the prior year, due to higher cost of equipment imported for system integration projects for subway systems. Other manufacturing expenses accounted for 13.4% compared to 16.0% for the prior year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

Sales of products represent sales of spare parts (either self-made or purchased from outside vendors) to customers for maintenance and replacement purposes. The outside purchased products and self-made products have different functions and capabilities. The Company decides whether or not to purchase from outside vendors or make the necessary products itself based on the needs and preferences of different customers and efficiency considerations. Therefore, as a percentage of the cost of products sold, the self-made products and outsourced products have varied significantly from time to time. As self-made products generally contribute higher margin than outside purchased products, sales of a greater portion of self-made products generally result in lower cost of products sold. Cost of products sold for the fiscal year ended June 30, 2008 was $3.46 million, an increase of $1.64, compared to $1.82 million for the prior fiscal year. The increase in cost of products sold was consistent with the increase in product sales revenue.

Gross margin

For the year ended June 30, 2008, as a percentage to total revenues, the overall gross margin was 30.1%, compared to 35.1% for the prior year, primarily because of the decline in gross margin for integrated contracts.

The gross margin for integrated contracts was 27.5% for the year ended June 30, 2008 compared to 34.0% for the prior year. The decrease in gross margin was mainly due to different sales mix, as a higher proportion of system integration projects were for subway systems which generated a lower margin of around 11%, which is much lower than the average margin level of above 30% for industrial automation projects.

Selling expenses

Selling expenses were $9.68 million for the fiscal year ended June 30, 2008, an increase of 27.8%, or $2.10 million, compared to $7.58 million for the prior fiscal year. Of the total increase, $1.10 was related to payroll expenses of sales personnel, $0.21 million was for travel expenses, $0.36 million was for sales promotion and advertisement, and $0.44 million was for other selling expenses and overheads. As a percentage to total revenues, selling expenses was 8.0% and 7.4% for the fiscal years ended June 30, 2008 and 2007, respectively.

General and administrative expenses

General and administrative expenses amounted to $26.44 million for the fiscal year ended June 30, 2008, an increase of $19.34 million, compared to $7.10 million for the prior fiscal year, representing an increase of 272.5%. The increase in general and administrative expenses was mainly due to a stock compensation expense on earn-out shares of $17.0 million incurred for fiscal year 2008, and an increase in allowance for doubtful debts of $2.31 million. As a percentage to total revenues, general and administrative expenses were 21.8% and 7.0% for the fiscal years ended June 30, 2008 and 2007, respectively. Excluding the stock compensation expenses, general and administrative expenses as a percentage to total revenues would be 7.8% for the fiscal year ended June 30, 2008.

Pursuant to the stock purchase agreement under the redomestication merger, the Company will issue 2 million shares to the HollySys stockholders if the Company can achieve or exceed an after-tax profit of $23 million for the 12 months ended December 31, 2007. After-tax profit shall be computed using US GAAP and refers to the comprehensive income; provided that the computation shall exclude (i) any after-tax profits from any acquisition by the Company or its subsidiaries that involved the issuance of securities that has a dilutive effect on the holders of common stock of the Company, and (ii) any expenses related to the issue of the aforesaid shares. Management determined that the Company has achieved such earn-out target for the abovementioned period and the issuance of the earn-out shares is subject to Board approval. In accordance with SFAS 123R, the Company has accounted for the fair value of the aforesaid shares to be issued for the year ended June 30, 2008 as stock compensation expenses and $17.0 million was booked.

Research and development expenses

For the fiscal year ended June 30, 2008, the net research and development expenses were $1.86 million, compared to $2.64 million for the prior fiscal year. Gross research and development expenses amounted to $3.83 million and $4.68 million for the fiscal years ended June 30, 2008 and 2007, respectively. The gross research and development expenses were offset against subsidy income of $1.97 million and $2.04 million for the fiscal years ended June 30, 2008 and 2007, respectively. As a percentage to total revenues, gross research and development expenses was 3.2% and 4.6% for the fiscal years ended June 30, 2008 and 2007, respectively.

Income (loss) from operations

Income from operations decreased by $19.93 million, or 108.1%, from income of $18.43 million for the fiscal year ended June 30, 2007 to loss of $1.5 million for the fiscal year ended June 30, 2008, due primarily to the stock compensation expenses recognized. Excluding the $17.0 million stock compensation expenses, as a percentage to total revenues, the operating income for the fiscal year ended June 30, 2008 was 12.8% compared to 18.1% for the prior year. The decrease as a percentage of total revenues was mainly due to the decline in gross margin level.

Interest expenses, net

For the year ended June 30, 2008, net interest expenses decreased by $3.31 million, or 43.4%, from $7.61 million for the prior year to $4.30 million for the current period. The decrease was primarily due to the decrease of $3.16 million in the amortization of discounts and interests on notes payable. As a percentage of total revenues, the net interest expense for the fiscal year ended June 30, 2008 was 3.5%, compared to 7.5% for the prior fiscal year. Excluding the interests and amortization of discounts on notes payable, as a percentage to total revenue, the net interest expense would be 0.9% and 1.2% for the fiscal years ended June 30, 2008 and 2007, respectively.

Subsidy income

Gross subsidy income received from the government amounted to $9.32 million and $9.32 million for the fiscal years ended June 30, 2008 and 2007, respectively. Proceeds from subsidies used to offset gross research and development expenses amounted to $1.97 million for the fiscal year ended June 30, 2008, compared to $2.04 million for the prior year. The net amount of subsidy income were $7.34 million and $7.28 million for the fiscal years ended June 30, 2008 and 2007, respectively, which was presented on the statement of income.

Income taxes expenses

For the year ended June 30, 2008, the Company’s income tax expense was $0.49 million, a decrease by $2.0 million as compare to $2.50 million for the prior year. Such decrease of income tax expenses was due mainly to a deferred tax adjustment recorded during this period.

Net income (loss) and Earnings (loss) per share

For the fiscal year ended June 30, 2008, the Company’s net loss amounted to $(1.19) million or $(0.03) per diluted share, a decrease by $14.27 million or $0.60 per diluted share as compared to a net income of $13.08 million or $0.57 per diluted share for the prior year. Such decrease was primarily due to the $17.0 million in stock compensation expenses, offset by the decrease of $3.16 million in amortization of discounts and interests on notes payable.

Revenue Backlog

An important measure of the stability and growth of the Company’s business is the size of its backlog, which represents the total amount of unrecognized revenue associated with existing contracts. Any deferral of revenue recognition is reflected in an increase in backlog as of the end of current period. The backlog as of June 30, 2008 amounted to $178.45 million, representing an increase of 75.09%, compared to $101.92 million as of June 30, 2007.

Of the total backlog as of June 30, 2008, the unrecognized revenue associated with new contracts signed in the current period was $124.42 million and the carry forward amount of the outstanding contracts from the prior year was $54.03 million, while the total backlog as of June 30, 2007 comprised of $67.60 million from new contracts signed in fiscal year 2007, and $34.32 million from contracts carried forward from prior year, respectively.

The following table sets forth the information regarding the contracts won during the periods and backlog at the dates as indicated:

	Years Ended June 30,
	2006	2007	2008
Number of new contracts won during the year	927	1161	1,293
Total amount of new contracts (mm)	$117.17	$138.77	$216.40
Average price per contract	$126,397	$119,526	$167,364

	As of June 30,
Backlog Situation:	2006	2007	2008
Contracts newly entered and unfinished (mm)	$54.95	$67.60	$124.42
Contracts started in the prior year and unfinished (mm)	$31.80	$34.32	$54.03
Total amount of backlog (mm)	$86.75	$101.92	$178.45

As indicated above, both the amount of new contracts won and the amount of backlog have been increasing steadily during the past few years.

Accounts Receivable

Based on the prevailing collection practice in China, it is a reasonable expectation for enterprises in the automation industry to take over one year to collect billed amounts. The Company considers billed accounts receivable over one year as past due in line with its operations cycle. The components of accounts receivable were as follows:

	June 30,
	2006	2007	2008

Billed accounts receivable	$25,776,682	$47,038,531	$65,681,889
Unbilled account receivable	42,912,201	43,170,940	43,537,086
	$68,688,883	$90,209,471	$109,218,975

The Company provides a bad debt provision based on the age of billed accounts receivable and factors surrounding the credit risk of specific customers. Management believes that the long-term relationships with customers and continuously providing services to them will minimize the risk of bad debts. Based on historical experience, the bad debt allowances are determined using a percentage method as follows

	Within 1 year	1-2 years	2-3 years	3-5 years	Above 5 years
Percentage	2%	5%	15%	50%	100%

Although these figures may seem optimistic based on western credit and payment practices, they are consistent with the experience that the Company has had in the PRC, where many accounts outstanding for extended periods are eventually paid. The Company also establishes additional bad debt provisions for individual customers if there is a deterioration of the customer’s credit worthiness, and if actual defaults in a current period are higher than the historical experience.

The Company includes any account balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed or are deemed futile, the receivable is written off against the allowance.

The following table presents allowance activities in accounts receivable.

	June 30,
	2006	2007	2008

Beginning balance	$1,461,645	$1,751,247	$2,836,677
Additions charged to expense	664,282	1,086,169	3,345,166
Assumed on business combination	-	-	62,268
Recovery	(179,059)	-	-
Write-off	(195,621)	(739)	(557,155)
Exchange difference	-	-	483,236
Ending balance	$1,751,247	$2,836,677	$6,170,192

Inventories

	June 30
	2006	2007	2008

Raw materials	$2,787,715	$4,051,066	$11,369,296
Work in progress	1,503,618	4,772,607	4,189,594
Finished goods	3,915,887	5,412,551	9,653,925
Low value consumables	16,429	17,032	50,084
Provision	(392,807)	(345,976)	(596,446)
	$7,830,842	$13,907,280	$24,666,453

Inventories are composed of raw materials and production consumables, work-in-process and finished products. Inventories are stated at the lower of cost or market value based on the weighted average method. The work-in-process represents the costs of projects which have been initiated in accordance with specific contracts and are not yet completed. The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process and finished products by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on sales ability and obsolescence.

The increase in raw materials during the period was attributable to the purchases of materials for the production of the Company’s LK series large-scale programmable logic controllers and other DCS products, with which the demand is expected to be increased in the coming quarters.

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,	June 30,
	2007	2008
ASSET:
Current Assets:
Cash and cash equivalents	$11,668,761	$63,521,599
Contract performance deposit in banks	3,524,317	4,426,023
Term deposit	853,915	728,959
Accounts receivable, net of allowance for doubtful accounts $2,836,677 and $6,170,192	87,372,794	103,048,783
Other receivables, net of allowance for doubtful accounts $111,329 and $222,664	2,856,404	3,471,107
Advances to suppliers	8,146,854	7,006,427
Amount due from related parties	-	4,560,882
Inventories, net of provision $345,976 and $596,446	13,907,280	24,666,453
Prepaid guarantee fee	74,404	270,501
Deferred tax assets	-	980,345
Assets held for sales	-	1,639,435
Total current assets	128,404,729	214,320,514

Property, plant and equipment, net	17,332,953	27,782,914
Long term investments	9,192,888	9,761,168
Goodwill	-	-
Long term deferred expenses	-	152,359
Deferred tax assets	-	717,140

Total assets	$154,930,570	$252,734,095

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$16,421,440	$4,373,752
Current portion of long-term loans	1,970,573	2,186,876
Notes payables, net of discount of $4,819,326 and $0	27,566,936	-
Accounts payable	22,309,829	23,182,477
Deferred revenue	11,620,046	20,674,805
Accrued payroll and related expense	6,959,187	5,623,933
Income tax payable	804,156	993,343
Warranty liabilities	2,126,569	2,051,397
Other tax payables	6,492,801	5,908,370
Accrued liabilities	3,905,481	3,501,349
Amounts due to related parties	768,781	1,482,354
Deferred tax liabilities	473,201	417,913
Total current liabilities	101,419,000	70,396,569

Long-term bank loans	3,284,288	5,102,710
Long-term bonds payable	-	11,663,338

Total liabilities	104,703,288	87,162,617

Minority interest	13,200,169	17,757,745

Commitments and contingencies	-	-

Stockholder’s equity:
Common stock, par value $0.001 per share, 100,000,000 shares authorized,
22,200,000 and 43,942,614 shares issued and outstanding	22,200	43,943
Preferred stock, par value $0.001 per share, 1,300,000 and 0 shares issued
and outstanding	1,300	-
Additional paid-in capital	19,234,295	91,667,183
Appropriated earnings	8,768,174	11,734,799
Note receivable from the sole stockholder	(30,000,000)	-
Retained earnings	35,127,764	30,975,493
Cumulative translation adjustments	3,873,380	13,392,315
Total stockholder’s equity	37,027,113	147,813,733

Total liabilities, minority interests and stockholders' equity	$154,930,570	$252,734,095

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Year Ended June 30,
	2006	2007	2008
Revenues:
Integrated contract revenue	$86,187,820	$97,380,399	$112,357,126
Products sales	3,728,784	4,505,087	9,141,626
Total revenues	89,916,604	101,885,486	121,498,752

Cost of integrated contracts	57,107,242	64,284,550	81,414,648
Cost of products sold	842,813	1,818,715	3,456,398
Gross profit	31,966,549	35,782,221	36,627,706

Operating expenses:
Selling	6,378,462	7,577,371	9,680,284
General and administrative	6,483,223	7,098,112	26,442,209
Research and development	77,724	2,638,622	1,857,371
Impairment loss			99,439
Loss on disposal of assets	32,706	37,109	47,123
Total operating expenses	12,972,115	17,351,214	38,126,426

Income from operations	18,994,434	18,431,007	(1,498,720)

Other income (expense), net	61,228	172,977	(257,776)
Interest expense, net	(1,088,582)	(7,608,792)	(4,304,170)
Investment income	618,843	370,410	965,827
Subsidy income	4,355,367	7,280,766	7,343,258
Income before income taxes	22,941,290	18,646,368	2,248,419

Income taxes expenses	1,368,838	2,501,104	494,698
Income before minority interest	21,572,452	16,145,264	1,753,721

Minority interest	3,521,197	3,060,513	2,939,367
Net income (loss)	$18,051,255	$13,084,751	$(1,185,646)

Weighted average number of common shares	28,552,459	29,200,000	37,658,437
Weighted average number of diluted common shares	31,937,996	34,503,933	37,658,437
Basic earnings (loss) per share	$0.63	$0.45	$(0.03)
Diluted earnings (loss) per share	$0.57	$0.38	$(0.03)

Other comprehensive income:
Net income (loss)	$18,051,255	$13,084,751	$(1,185,646)
Translation adjustments	1,149,579	2,723,504	9,518,935
Comprehensive income	$19,200,834	$15,808,255	$8,333,289